SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 6)

                                ARRIS Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 23 Pages)

CUSIP NO. 04269Q100                                           Page 2 of 23 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nortel Networks Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)
                  (b)
     Not Applicable
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
     NUMBER OF SHARES          7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH            14,000,000 shares
                               -------------------------------------------------
                               8.   SHARED VOTING POWER

                                    0 shares
                               -------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER

                                    14,000,000 shares
                               -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER

                                    0 shares
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,000,000 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                           Page 3 of 23 Pages


                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 6 amends and restates in its entirety the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002, Amendment No. 3 to Schedule 13D filed on June 25, 2002, Amendment No. 4 to Schedule 13D filed on March 13, 2003 and Amendment No. 5 to Schedule 13D filed on March 19, 2003 (as amended, the "Statement"). The Statement, as amended and restated by this Amendment No. 6, is referred to herein as "Schedule 13D."

Item 1.   Security and Issuer.
          -------------------

            This Schedule 13D relates to Arris Group Common Stock. The principal executive offices of Arris Group are located at 11450 Technology Circle, Duluth, Georgia 30097.

            The 14,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks Inc., a Delaware corporation and successor in interest to Nortel Networks LLC, a Delaware limited liability company which, as of December 31, 2002, merged with and into Nortel Networks Inc. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as "Nortel Networks."

Item 2.   Identity and Background.
          -----------------------

            This Schedule 13D is being filed by Nortel Networks Corporation. The principal executive offices of Nortel Networks Corporation are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks Corporation is an industry leader and innovator focused on transforming how the world communicates and exchanges information. It supplies products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies, which it refers to as "networking solutions." Its business consists of the design, development, manufacture, assembly, marketing, sale, licensing, installation, servicing and support of these networking solutions.

            (a) - (c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and certain non-executive board-appointed officers of Nortel Networks Corporation, Nortel Networks

CUSIP NO. 04269Q100                                           Page 4 of 23 Pages


Limited and Nortel Networks Inc. are set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in
Schedule I is indicated thereon.

            (d) - (e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

            On August 3, 2001, Nortel Networks LLC acquired 37,000,000 shares of Arris Group Common Stock in exchange for, among other consideration, its then existing membership interest in Arris Interactive L.L.C. ("Arris LLC"), a Delaware limited liability company and a joint venture of Nortel Networks LLC and Arris International, Inc. (f/k/a ANTEC Corporation), a Delaware corporation ("ANTEC"). As of December 31, 2002, Nortel Networks LLC was merged with and into Nortel Networks Inc. Accordingly, all shares of Arris Group Common Stock currently held by Nortel Networks are held of record by Nortel Networks Inc.

Item 4.   Purpose of Transaction.
          ----------------------

            ANTEC, Arris Group, Broadband Transition Corporation, a Delaware corporation and wholly owned subsidiary of Arris Group, Nortel Networks Inc., Nortel Networks LLC and Arris LLC entered into an Agreement and Plan of Reorganization, dated as of October 18, 2000 (the "Original Agreement"), as amended as of April 9, 2001 (the "Amended Agreement" and, together with the Original Agreement, the "Reorganization Agreement"). A copy of the Original Agreement is filed as Exhibit 2 to the Statement and incorporated herein by reference, and a copy of the Amended Agreement is filed as Exhibit 3 to the Statement and incorporated herein by reference. On August 3, 2001, pursuant to the Reorganization Agreement, Nortel Networks LLC exchanged its existing membership interest in Arris LLC for, among other things, 37,000,000 shares of Arris Group Common Stock. In addition, on August 3, 2001, Nortel Networks LLC, ANTEC and Arris Group entered into a second amended and restated limited liability company operating agreement for Arris LLC (the "Arris LLC Operating Agreement") pursuant to which Nortel Networks LLC received a new membership interest in Arris LLC (the "New Membership Interest") with a face amount of $100,000,000. A copy of the Arris LLC Operating Agreement is filed as Exhibit 1 to the Statement and incorporated herein by reference.

            On June 15, 2001, Nortel Networks Corporation announced its decision to discontinue its access solutions business operations, which includes its ownership interest in Arris Group. As of March 24, 2003, Nortel Networks had sold 23,000,000 shares of its original 37,000,000 shares of Arris Group Common Stock as more fully described in this Schedule 13D.

            On May 16, 2002, Arris Group filed a registration statement on Form S-3 (Registration No. 333-88498) (the "Preliminary Registration Statement") with respect to the sale by Nortel Networks of up to 21,000,000 shares of Arris Group Common Stock as a result of the

CUSIP NO. 04269Q100                                           Page 5 of 23 Pages


exercise of certain demand registration rights as described in Item 6 of this
Schedule 13D, which is incorporated herein by reference. On June 7, 2002, Arris Group filed an amendment to the Preliminary Registration Statement (together with the Preliminary Registration Statement, "S-3 Registration Statement") to, among other things, describe the terms of the Investor Rights Agreement, the Lock-Up Agreement and the Option Agreement (each, as defined below). The S-3 Registration Statement was declared effective by the Securities and Exchange Commission on June 7, 2002. On June 10, 2002, Arris Group filed a prospectus supplement (the "Prospectus Supplement") pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a firm commitment underwritten public offering of 15,000,000 shares of Arris Group Common Stock (plus an option to purchase up to 2,250,000 shares of Arris Group Common Stock to cover over-allotments) registered pursuant to the S-3 Registration Statement.

            On June 7, 2002, Nortel Networks LLC, Arris LLC and Arris Group entered into an Option Agreement (the "Option Agreement") that entitled Arris LLC to redeem Nortel Networks' New Membership Interest in Arris LLC at a discount of up to 40% as a result of Nortel Networks' sale of shares of Arris Group Common Stock in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002. The amount of the discount correlated to the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002. Based upon the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002, the discount percentage was equal to 21%.

            On June 19, 2002, Nortel Networks LLC, Arris Group, and CIBC World Markets Corp. ("CIBC") and J.P. Morgan Securities Inc. ("J.P. Morgan"), as representatives of the several underwriters, entered into an Underwriting Agreement (the "Underwriting Agreement") pursuant to which Nortel Networks LLC agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock (the "Offering"). On June 25, 2002, Nortel Networks consummated the sale to the Underwriters of a total of 15,000,000 shares of Arris Group Common Stock. The shares of Arris Group Common Stock were sold to the public at a price of $4.71 per share, and Nortel Networks received proceeds of $4.4745 per share, or an aggregate of $67,117,500.

            On March 11, 2003, Nortel Networks Inc., Arris Group and Arris LLC entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which Nortel Networks Inc., as the successor in interest to Nortel Networks LLC, granted to Arris Group, for consideration of $1.00, an option (the "Stock Option") to purchase in cash, from time to time (but in no event on more than four occasions and in each event for at least 1,000,000 shares of Arris Group Common Stock) up to an aggregate of 16,000,000 shares of Arris Group Common Stock. The exercise price per share of the Stock Option will be equal to 90% of either: (i) in the event that the exercise occurs within seven calendar days of the closing of the Note Offering (as defined below), the closing price on the Nasdaq National Market System for shares of Arris Group Common Stock on the date that the Note Offering is priced; and (ii) otherwise, the five trading day weighted average price of the shares of Arris Group Common Stock immediately preceding the date of exercise. The Stock Option Agreement provides that, notwithstanding the foregoing, the exercise price shall not be less than $4.00 per share of Arris Group Common Stock, except that with respect to 8,000,000 shares of Arris Group Common Stock the exercise

CUSIP NO. 04269Q100                                           Page 6 of 23 Pages


price may be less than $4.00 per share of Arris Group Common Stock but not less than $3.50 per share of Arris Group Common Stock, provided that to the extent that the exercise price for any shares is between $3.50 and $4.00 per share, there shall be a reduction in the forgiveness of the Class B Return (as defined in the Arris LLC Operating Agreement) equal to 50% of the amount by which the aggregate exercise price for all exercises is less than $4.00 per share of Arris Group Common Stock (the "Class B Reduction").

            On March 11, 2003, Nortel Networks Inc. and CIBC entered into a Master Securities Loan Agreement (the "Master Securities Loan Agreement") pursuant to which CIBC may from time to time borrow up to 6,000,000 shares of Arris Group Common Stock from Nortel Networks Inc. subject to certain restrictions and with the agreement of Nortel Networks Inc. Such shares may be offered directly to one or more purchasers of convertible subordinated notes of Arris Group (the "Convertible Notes") sold in connection with Arris Group's March 2003 private placement of 4 1/2% convertible subordinated notes due 2008 (the "Note Offering") at negotiated prices, at market prices prevailing at the time of sale of the shares of Arris Group Common Stock or at prices related to such market prices, in connection with CIBC's market-making activities.

            On March 12, 2003, pursuant to Rule 424(b)(3) of the Securities Act, Arris Group filed a prospectus supplement (the "March Prospectus Supplement") relating to 6,000,000 shares of Arris Group Common Stock not previously sold under the S-3 Registration Statement. The March Prospectus Supplement was filed in connection with Nortel Networks' loan of up to 6,000,000 shares of Arris Group Common Stock to CIBC in accordance with the terms of the Master Securities Loan Agreement.

            On March 18, 2003, pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, Nortel Networks Inc., as the successor in interest to Nortel Networks LLC, assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. Such amount represented a 21% discount on the New Membership Interest and included forgiveness of a portion of the Class B Return equal to $7,500,000 (i.e., the net amount of this forgiveness after the 21% discount provided for in the Option Agreement was $5,925,000). As a result of the assignment of the New Membership Interest, Nortel Networks no longer has a membership interest in Arris LLC and is no longer bound by the terms of the Arris LLC Operating Agreement.

            On March 20, 2003, in accordance with the terms of the Stock Option Agreement, Arris Group exercised the Stock Option for 8,000,000 shares of Arris Group Common Stock at an exercise price per share equal to $3.50. On March 24, 2003, Nortel Networks Inc. consummated the sale of 8,000,000 shares of Arris Group Common Stock to Arris Group for an aggregate consideration of $28,000,000. Pursuant to the terms of the Stock Option Agreement, there was also a reduction in the forgiveness of the Class B Return equal to 50% of the product of (a) the difference between $4.00 per share and the exercise price per share ($3.50), multiplied by (b) the number of shares of Arris Group Common Stock acquired upon exercise (8,000,000). Accordingly, the amount of this forgiveness was reduced by $2,000,000, which amount was wired to Nortel Networks on March 24, 2003.

CUSIP NO. 04269Q100                                           Page 7 of 23 Pages


            Except as set forth in this Schedule 13D, the Reorganization Agreement, the Arris LLC Operating Agreement, the S-3 Registration Statement, the Prospectus Supplement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Master Securities Loan Agreement and the March Prospectus Supplement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in
Schedule I hereto has any plans or proposals which related to or which would result in or relate to any of the actions specified in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

            (a) Nortel Networks Corporation is the beneficial owner of 14,000,000 shares of Arris Group Common Stock, representing approximately 18.8% of the Arris Group Common Stock issued and outstanding.

            Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

            (b) Nortel Networks Corporation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 14,000,000 shares of Arris Group Common Stock.

            (c) Except as described in this Schedule 13D, neither Nortel Networks Corporation, nor to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Arris Group Common Stock during the past 60 days.

            (d) Nortel Networks Corporation holds all rights associated with the 14,000,000 shares of Arris Group Common Stock, including the right to receive dividends on such stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Arris Group.
          -------------------------------------------------------------

            THE REORGANIZATION AGREEMENT. A copy of the Original Agreement is filed as Exhibit 2 to the Statement and incorporated herein by reference, and a copy of the Amended Agreement is filed as Exhibit 3 to the Statement and incorporated herein by reference. Pursuant to the Reorganization Agreement, Nortel Networks LLC exchanged its existing membership interest in Arris LLC for, among other things, 37,000,000 shares of Arris Group Common Stock.

            REGISTRATION RIGHTS AGREEMENT. On August 3, 2001, Arris Group and Nortel Networks LLC entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which sets forth the following registration rights and limitations regarding the Arris Group Common Stock: (a) Nortel Networks may require Arris Group to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least 5% of the then outstanding

CUSIP NO. 04269Q100                                           Page 8 of 23 Pages


shares of Arris Group Common Stock and provided further that Arris Group is not required to effect more than three registrations on Form S-1; (b) Nortel Networks may not exercise its rights to request a registration more than once during any 90-day period; (c) Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of Arris Group stock, whether offered by Arris Group or any other stockholder; and (d) Arris Group will pay for Nortel Networks' expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. A copy of the Registration Rights Agreement is filed as Exhibit 4 to the Statement and incorporated herein by reference. Please see "Registration Rights Letter Agreement" below for a description of amendments to the Registration Rights Agreement.

            ARRIS LLC OPERATING AGREEMENT. Pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, Nortel Networks Inc. assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. As a result, Nortel Networks no longer has a membership interest in Arris LLC and is no longer bound by the terms of the Arris LLC Operating Agreement, which is filed as Exhibit 1 to the Statement and incorporated herein by reference.

            THE INVESTOR RIGHTS AGREEMENT. On June 7, 2002, Nortel Networks LLC, Nortel Networks Inc. and Arris Group entered into a Second Amended and Restated Investor Rights (the "Investor Rights Agreement"), which amends and restates in its entirety that certain Amended and Restated Investor Rights Agreement, dated as of April 9, 2001, by and among Nortel Networks LLC, Nortel Networks Inc. and Arris Group, as amended by First Amendment to Amended and Restated Investor Rights Agreement dated as of August 3, 2001. A copy of the Investor Rights Agreement is filed as Exhibit 5 to the Statement and incorporated herein by reference.

            Directors; Voting of Shares.
            ---------------------------

            The Investor Rights Agreement sets forth the following terms for the selection of the board of directors of Arris Group and the voting of the shares of Arris Group Common Stock held by Nortel Networks:

            o up to two nominees of Nortel Networks to the Arris Group board of directors ("Investor Nominees") are to be included in any slate of director nominees recommended to the Arris Group stockholders by the Arris Group board of directors, provided that in the event that the shares of Arris Group Common Stock held by Nortel Networks decreases to (a) less than 20% of the outstanding shares of Arris Group Common Stock, Nortel Networks will be entitled to only one Investor Nominee, and
                  (b) less than 10% of the outstanding shares of Arris Group Common Stock, Nortel Networks will no longer be entitled to an Investor Nominee;

            o Nortel Networks will vote its shares of Arris Group Common Stock for the election of the slate of nominees proposed by the board of directors of Arris Group, provided that the Investor Nominees are included in such slate;

CUSIP NO. 04269Q100                                           Page 9 of 23 Pages


            o at least 60% of the members of the board of directors of Arris Group are to be unaffiliated with either Arris Group or Nortel Networks; and

            o the size of Arris Group's board of directors will not exceed 15 members without the consent of Nortel Networks.

            As a result of the exercise of the Stock Option, and the consummation of the transactions contemplated thereby, Nortel Networks currently holds 18.8% of the outstanding shares of Arris Group Common Stock and, accordingly, is only entitled to one Investor Nominee. The Investor Nominee of Nortel Networks is currently Randy K. Dodd, President of the Sales-IXC-Regional Accounts for Nortel Networks.

            Acquisition of Arris Group Securities.
            -------------------------------------

            The Investor Rights Agreement sets forth the following limitations on transactions related to the acquisition of securities of Arris Group. Nortel Networks will not (a) with limited exceptions, acquire or propose to acquire greater than 49.9% of the outstanding shares of Arris Group Common Stock; (b) propose or seek to effect any merger, business combination, restructuring, recapitalization or similar transaction involving Arris Group or any of its subsidiaries or the sale of all or substantially all of the assets of Arris Group or any of its subsidiaries; (c) except for the exercise by the Investor Nominees of their fiduciary duties, seek election to, seek to place a representative on, or seek the removal of any member of, the Arris Group board of directors; (d) engage in a proxy contest or solicitation; or (e) call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of Arris Group voting securities.

            Notwithstanding the forgoing, Nortel Networks is authorized to participate in discussions or negotiations regarding the acquisition of Arris Group by an unaffiliated third party provided that such third-party's offer is for at least 90% of the outstanding shares of Arris Group Common Stock held by stockholders other than Nortel Networks, its affiliates or the third party (the "Unaffiliated Stockholders"). In addition, at least a majority of the shares of Arris Group Common Stock held by the Unaffiliated Stockholders must be tendered in the third-party offer.

            In the event that Nortel Networks acquires more than 49.9% of the outstanding Arris Group Common Stock as a result of an acquisition of an unaffiliated business entity, Arris Group may require Nortel Networks to dispose of shares held by it or its affiliates in excess of 49.9%. Such disposition must be completed within 12 months after Arris Group issues a request. The Investor Rights Agreement allows Nortel Networks to acquire greater than 49.9% of the Arris Group Common Stock provided that it makes an offer to acquire at least 90% of the outstanding Arris Group Common Stock. In the event that Arris Group does not accept Nortel Networks' offer, Arris Group is required to initiate an auction process for the sale of Arris Group. If Nortel Networks is not the successful bidder in the auction or does not elect to participate in the auction and Arris Group has received a fairness opinion from a nationally recognized investment banking firm that the successful bidder's transaction provides the highest value to Arris Group or its stockholders of all of the bids in the auction, then Nortel Networks is obligated to vote in favor of the winning transaction in the auction and to tender its shares of Arris Group Common Stock. Except in conjunction with a permitted offer, Nortel Networks

CUSIP NO. 04269Q100                                          Page 10 of 23 Pages


may not become a participant in the solicitation of proxies concerning any transaction relating to the voting securities of Arris Group. Nortel Networks has no current intention to acquire additional shares of Arris Group Common Stock.

            Disposition of Arris Group Common Stock.
            ---------------------------------------

            The Investor Rights Agreement provides that Nortel Networks shall be permitted to dispose of any shares of Arris Group Common Stock to any person or persons in any manner at any time and from time to time, subject to certain limited restrictions set forth more fully therein.

            Termination.
            -----------

            The Investor Rights Agreement may be terminated by either Arris Group or Nortel Networks if:

            o a transaction as a result of a third-party offer is consummated;

            o     the parties mutually agree in writing; or

            o at any time after Nortel Networks and its affiliates cease to own shares representing at least 10% of the total voting power of Arris Group.

            THE LOCK-UP AGREEMENT. On June 7, 2002, Nortel Networks and Liberty ANTC, Inc. ("Liberty") entered into a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which each party has agreed not to exercise its registration rights or sell any shares of Arris Group Common Stock pursuant to Rule 144 of the Securities Act, during the Restricted Period (as defined below), excluding in the case of Nortel Networks the shares of Arris Group Common Stock sold by it in the Offering. If Nortel Networks sells any shares of Arris Group Common Stock registered pursuant to the S-3 Registration Statement and not sold in the Offering, the buyer of such shares would be bound by the limitations in the Lock-Up Agreement. During the Restricted Period, Nortel Networks may sell its remaining shares of Arris Group Common Stock only in a private transaction. The "Restricted Period" commenced on June 25, 2002, the date of the consummation of a firm commitment underwritten public offering pursuant to the S-3 Registration Statement and expires on the earlier of July 31, 2003 and thirty days after the completion of both of the following: (i) the refinancing, redemption or maturity of at least 66% of the original principal amount of those certain 4 1/2% Convertible Subordinated Notes made by Arris Group due May 15, 2003, and (ii) the redemption by Arris LLC of at least 66% of the original principal amount of Nortel Networks' New Membership Interest plus accrued dividends. A copy of the Lock-Up Agreement is filed as Exhibit 6 to the Statement and incorporated herein by reference. Please see "Lock-Up Letter Agreement" below for a description of waivers under the Lock-Up Agreement.

            OPTION AGREEMENT. On June 7, 2002, Nortel Networks LLC, Arris LLC and Arris Group entered into the Option Agreement that entitled Arris LLC to redeem Nortel Networks' New Membership Interest in Arris LLC at a discount of up to 40% as a result of Nortel Networks' sale of shares of Arris Group Common Stock in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002. The

CUSIP NO. 04269Q100                                          Page 11 of 23 Pages


amount of the discount correlated to the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002. Based upon the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002, the discount percentage was equal to 21%.

            On March 18, 2003, pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, Nortel Networks Inc., as the successor in interest to Nortel Networks LLC, assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. Such amount represented a 21% discount on the New Membership Interest and included forgiveness of a portion of the Class B Return equal to $7,500,000 (i.e., the net amount of this forgiveness after the 21% discount provided for in the Option Agreement was $5,925,000). A copy of the Option Agreement is filed as Exhibit 7 to the Statement and incorporated herein by reference.

            UNDERWRITING AGREEMENT. On June 19, 2002, Nortel Networks LLC, Arris Group, and CIBC and J.P. Morgan, as representatives of the several underwriters set forth in Schedule I thereto, entered into the Underwriting Agreement pursuant to which Nortel Networks LLC agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock. On June 25, 2002, Nortel Networks consummated the sale to the Underwriters of a total of 15,000,000 shares of Arris Group Common Stock. The shares of Arris Group Common Stock were sold to the public at a price of $4.71 per share, and Nortel Networks received proceeds of $4.4745 per share, or an aggregate of $67,117,500. Pursuant to the Underwriting Agreement, Arris Group and Nortel Networks have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. A copy of the Underwriting Agreement is filed as Exhibit 8 to the Statement and incorporated herein by reference.

            STOCK OPTION AGREEMENT. Pursuant to the Stock Option Agreement, Nortel Networks Inc. granted to Arris Group, for consideration of $1.00, an option to purchase in cash, from time to time (but in no event on more than four occasions and in each event for at least 1,000,000 shares of Arris Group Common Stock) up to an aggregate of 16,000,000 shares of Arris Group Common Stock. The exercise price per share of the Stock Option will be equal to 90% of either: (i) in the event that the exercise occurs within seven calendar days of the closing of the Note Offering, the closing price on the Nasdaq National Market System for shares of Arris Group Common Stock on the date that the Note Offering is priced; and (ii) otherwise, the five trading day weighted average price of the shares of Arris Group Common Stock immediately preceding the date of exercise. The Stock Option Agreement provides that, notwithstanding the foregoing, the exercise price shall not be less than $4.00 per share of Arris Group Common Stock, except that with respect to 8,000,000 shares of Arris Group Common Stock the exercise price may be less than $4.00 per share of Arris Group Common Stock but not less than $3.50 per share of Arris Group Common Stock, provided that to the extent that the exercise price for any shares is between $3.50 and $4.00 per share, there shall be a reduction in the forgiveness of the Class B Return equal to the Class B Reduction.

            In addition, the Stock Option Agreement provides that the Stock Option will terminate upon the earliest of (i) March 31, 2003, in the event that the Note Offering does not

CUSIP NO. 04269Q100                                          Page 12 of 23 Pages


close by such date, (ii) June 30, 2003, and (iii) at Nortel Networks Inc.'s election, on the occurrence of a change in control, a material change in Arris Group's business, or the commencement of a third-party tender offer for shares of Arris Group Common Stock. The Stock Option may be exercised only if (i) the Note Offering has closed, (ii) the Option (as defined in the Option Agreement) has been exercised in full, (iii) Arris LLC is not in breach of that certain settlement and release agreement between Nortel Networks Inc. and Arris LLC dated as of March 11, 2003, and (iv) Arris Group has obtained all necessary consents under its credit agreement.

            On March 20, 2003, in accordance with the terms of the Stock Option Agreement, Arris Group exercised the Stock Option for 8,000,000 shares of Arris Group Common Stock at an exercise price per share equal to $3.50. On March 24, 2003, Nortel Networks Inc. consummated the sale of 8,000,000 shares of Arris Group Common Stock to Arris Group for an aggregate consideration of $28,000,000. Pursuant to the terms of the Stock Option Agreement, there was also a reduction in the forgiveness of the Class B Return equal to 50% of the product of (a) the difference between $4.00 per share and the exercise price per share ($3.50), multiplied by (b) the number of shares of Arris Group Common Stock acquired upon exercise (8,000,000). Accordingly, the amount of this forgiveness was reduced by $2,000,000, which amount was wired to Nortel Networks on March 24, 2003. A copy of the Stock Option Agreement is filed as Exhibit 9 to the Statement and incorporated herein by reference.

            REGISTRATION RIGHTS LETTER AGREEMENT. On March 11, 2003, Nortel Networks Inc. and Arris Group entered into a letter agreement (the "Registration Rights Letter Agreement"), pursuant to which the parties have memorialized certain agreements that have been reached with respect to the Registration Rights Agreement. The Registration Rights Letter Agreement provides as follows:
(i) limitations in the Registration Rights Agreement relating to the size and timing of registrations shall not apply to any shares of Arris Group Common Stock loaned pursuant to the Master Securities Loan Agreement (the "Covered Shares"); (ii) any shares that are returned pursuant to the Master Securities Loan Agreement shall constitute Registrable Shares (as defined in the Registration Rights Agreement); (iii) Nortel Networks shall be entitled to have the Covered Shares registered or reregistered; and (iv) notwithstanding any limitations contained in the Registration Rights Agreement, if at any time the residual Registrable Shares held by Nortel Networks Inc. is less than 5% of the then outstanding shares of Arris Group Common Stock, Nortel Networks Inc. shall be entitled to cause Arris Group to effect a single registration under the Registration Rights Agreement of all (but not less than all) of the residual Registrable Shares, provided that Nortel Networks Inc. is not then entitled to sell such amount pursuant to Rule 144(e)(1) of the Securities Act.

            In addition, pursuant to the terms of the Registration Rights Letter Agreement, Arris Group acknowledges that the transactions contemplated by the Master Securities Loan Agreement are not inconsistent with the Investor Rights Agreement, and that Nortel Networks Inc. shall be deemed to beneficially own the Covered Shares for purposes of the Investor Rights Agreement while such shares are loaned under the Master Securities Loan Agreement. A copy of the Registration Rights Letter Agreement is filed as Exhibit 10 to the Statement and incorporated herein by reference.

CUSIP NO. 04269Q100                                          Page 13 of 23 Pages


            CIBC LOCK-UP AGREEMENT. On March 11, 2003, Nortel Networks Inc. and CIBC entered into a Lock-Up Agreement (the "CIBC Lock-Up Agreement") pursuant to which Nortel Networks Inc. has agreed that without the prior consent of CIBC, which shall not be unreasonably withheld, Nortel Networks Inc. will not, during the period ending 90 days after March 12, 2003, the date of the offering circular relating to the Note Offering (the "CIBC Lock-Up Period"), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Arris Group Common Stock or any securities convertible into or exercisable or exchangeable for Arris Group Common Stock other than (A) as a bona fide gift or bona fide gifts; provided, however, that the recipient of such bona fide gift or gifts shall execute and be bound by the terms of the CIBC Lock-Up Agreement, or (B) the sale of any shares of Arris Group Common Stock acquired upon exercise of options granted under Arris Group's stock option or stock incentive plans that would otherwise expire during the CIBC Lock-Up Period, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Arris Group Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Arris Group Common Stock or such other securities, in cash or otherwise.

            Notwithstanding the foregoing, the terms of the CIBC Lock-Up Agreement do not prohibit Nortel Networks from (i) entering into the Stock Option Agreement, or selling any shares of Arris Group Common Stock upon one or more exercises of the Stock Option, (ii) loaning shares of Arris Group Common Stock to CIBC pursuant to the Master Securities Loan Agreement, (iii) the making of any demand for or the exercising of any right with respect to the registration of up to 6,000,000 shares of Arris Group Common Stock or any security convertible into or exercisable or exchangeable for Arris Group Common Stock, or (iv) the announcement or disclosure of any of the foregoing as required by law. A copy of the CIBC Lock-Up Agreement is filed as Exhibit 11 to the Statement and incorporated herein by reference.

            LOCK-UP LETTER AGREEMENT. On March 11, 2003, Nortel Networks Inc. and Liberty ANTC, Inc. entered into a letter agreement (the "Lock-Up Letter Agreement"), pursuant to which the parties memorialized certain agreements that have been reached with respect to the Lock-Up Agreement. The Lock-Up Letter Agreement permits Nortel Networks Inc. to loan shares of Arris Group Common Stock pursuant to the Master Securities Loan Agreement and exercise registration rights with respect to shares of Arris Group Common Stock returned to Nortel Networks Inc. pursuant to the Master Securities Loan Agreement. A copy of the Lock-Up Letter Agreement is filed as Exhibit 12 to the Statement and incorporated herein by reference.

            MASTER SECURITIES LOAN AGREEMENT. Pursuant to the Master Securities Loan Agreement, CIBC may from time to time borrow up to 6,000,000 shares of Arris Group Common Stock from Nortel Networks Inc. subject to certain restrictions and with the agreement of Nortel Networks Inc. Such shares may be offered directly to one or more purchasers of the Convertible Notes sold in connection with the Note Offering at negotiated prices, at market prices prevailing at the time of sale of the shares of Arris Group Common Stock or at prices related to such market prices, in connection with CIBC's market-making activities. The availability of the shares of Arris Group Common Stock under the Master Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the Convertible Notes and any market-making actually engaged

CUSIP NO. 04269Q100                                          Page 14 of 23 Pages


in by CIBC may cease at any time. A copy of the Master Securities Loan Agreement is filed as Exhibit 13 to the Statement and incorporated herein by reference.

            The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement and the Master Securities Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

            Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement or the Master Securities Loan Agreement or as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material To Be Filed as Exhibits.
------            --------------------------------

Exhibit 1 --       Second Amended and Restated Limited Liability Company
                   Agreement of Arris Interactive L.L.C., dated as of August 3,
                   2001, among Arris International, Inc. (f/k/a ANTEC
                   Corporation), Arris Group, Inc. and Nortel Networks LLC
                   (incorporated herein by reference to the Reporting Person's
                   Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 2 --       Agreement and Plan of Reorganization, dated as of
                   October 18, 2000, among ANTEC Corporation, Broadband Parent
                   Corporation, Broadband Transition Corporation, Nortel
                   Networks Inc., Nortel Networks LLC and Arris
                   Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC
                   Corporation on October 25, 2000).

Exhibit 3 --       First Amendment to Agreement and Plan of Reorganization,
                   dated as of April 9, 2001, among ANTEC Corporation,
                   Broadband Parent Corporation, Broadband Transition
                   Corporation, Nortel Networks Inc., Nortel Networks LLC and
                   Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by
                   ANTEC Corporation on April 13, 2001).

Exhibit 4 --       Registration Rights Agreement, dated as of August 3, 2001, between Arris

CUSIP NO. 04269Q100                                          Page 15 of 23 Pages


                   Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person's Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 5 --       Lock-Up Agreement, dated as of June 7, 2002, by and between
                   Nortel Networks LLC and Liberty ANTC, Inc. (formerly known as
                   TCI TSX, Inc.) (incorporated herein by reference to the Reporting Person's Amendment No. 1 to Statement on Schedule
                   13D, dated June 7, 2002, filed with the Securities and Exchange Commission on June 11, 2002).

Exhibit 6 --       Option Agreement, dated as of June 7, 2002, by and among
                   Nortel Networks LLC, Arris Interactive L.L.C., and Arris
                   Group, Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-16631), filed by
                   Arris Group, Inc. on June 10, 2002).

Exhibit 7 --       Second Amended and Restated Investor Rights Agreement, dated as of June 7, 2002, by and among Nortel Networks LLC, Nortel
                   Networks Inc. and Arris Group, Inc., f/k/a Broadband Parent
                   Corporation (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-16631), filed by
                   Arris Group, Inc. on June 10, 2002).

Exhibit 8 --       Underwriting Agreement, dated as of June 19, 2002, among
                   Nortel Networks LLC, Arris Group, Inc. and CIBC World
                   Markets Corp. and J.P. Morgan Securities Inc., as representatives of the several underwriters named in
                   Schedule I thereto (incorporated herein by reference to Exhibit 1.1 to Form 8-K (File No. 001-16631), filed by Arris
                   Group, Inc. on June 20, 2002).

Exhibit 9 --       Letter Agreement, dated as of March 11, 2003, among Nortel
                   Networks Inc., Arris Interactive L.L.C. and Arris
                   Group, Inc. (incorporated herein by reference to the Reporting Person's Amendment No. 4 to Statement on Schedule
                   13D, dated March 11, 2003, filed with the Securities and Exchange Commission on March 13, 2003).

Exhibit 10 --      Letter Agreement, dated as of March 11, 2003, by and between
                   Nortel Networks Inc. and Arris Group, Inc. (incorporated herein by reference to the Reporting Person's Amendment No.
                   4 to Statement on Schedule 13D, dated March 11, 2003, filed with the Securities and Exchange Commission on March 13,
                   2003).

Exhibit 11 --      Lock-Up Agreement, dated as of March 11, 2003, by and
                   between Nortel Networks Inc. and CIBC World Markets Corp.
                   (incorporated herein by reference to the Reporting Person's
                   Amendment No. 4 to Statement on Schedule 13D, dated March
                   11, 2003, filed with the Securities and Exchange Commission on March 13, 2003).

Exhibit 12 --      Letter Agreement, dated as of March 11, 2003, by and between
                   Nortel Networks Inc. and Liberty ANTC, Inc. (incorporated herein by reference to

CUSIP NO. 04269Q100                                          Page 16 of 23 Pages


                   the Reporting Person's Amendment No. 4 to Statement on
                   Schedule 13D, dated March 11, 2003, filed with the Securities and Exchange Commission on March 13, 2003).

Exhibit 13 --      Master Securities Loan Agreement, dated as of March 11,
                   2003, by and between Nortel Networks Inc. and CIBC World
                   Markets Corp. (incorporated herein by reference to the Reporting Person's Amendment No. 4 to Statement on Schedule
                   13D, dated March 11, 2003, filed with the Securities and Exchange Commission on March 13, 2003).

CUSIP NO. 04269Q100                                          Page 17 of 23 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: March 25, 2003                NORTEL NETWORKS CORPORATION


                                    By: /s/ Douglas Beatty
                                        ----------------------------------------
                                        Douglas Beatty
                                        Chief Financial Officer


                                    By: /s/ Gordon Davies
                                        ----------------------------------------
                                        Gordon Davies
                                        Assistant Secretary

CUSIP NO. 04269Q100                                          Page 18 of 23 Pages


                                   SCHEDULE I
                           NORTEL NETWORKS CORPORATION
                                       AND
                             NORTEL NETWORKS LIMITED
     DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN NON-EXECUTIVE BOARD
                               APPOINTED OFFICERS

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and certain non-executive board appointed officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and certain non-executive board appointed officers is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

                                                      PRESENT PRINCIPAL
         NAME AND CITIZENSHIP                      OCCUPATION OR EMPLOYMENT

DIRECTORS

      Blanchard, James J.            Piper Rudnick
      American                       901-15th Street, N.W., Suite 700
                                     Washington, DC 20005-2301 U.S.A.

      Brown, Robert E.               Director
      Canadian/British               Nortel Networks Corporation and
                                     Nortel Networks Limited

      Cleghorn, John E.              Chairman of the Board
      Canadian                       SNC-Lavalin Group Inc.
                                     200 Bay Street, South Tower, Suite 3115
                                     Royal Bank Plaza
                                     Toronto, Ontario M5J 2J5 Canada

      Dunn, Frank A.                 President and Chief Executive Officer
      Canadian                       Nortel Networks Corporation and
                                     Nortel Networks Limited

      Fortier, L. Yves               Chairman and Senior Partner
      Canadian                       Ogilvy Renault
                                     1981 McGill College Avenue, 12th Floor
                                     Montreal, Quebec H3A 3C1 Canada

      Ingram, Robert A.              Vice Chairman Pharmaceuticals
      American                       GlaxoSmithKline plc
                                     5 Moore Drive
                                     Research Triangle Park, N.C. 27709 U.S.A.

CUSIP NO. 04269Q100                                       Page 19 of 23 Pages


      Owens, William A.              Co-Chief Executive Officer and
      American                       Vice Chairman
                                     Teledesic LLC
                                     1445 120th Avenue N.E.
                                     Bellevue, WA 98005 U.S.A.

      Saucier, Guylaine              1321 Sherbrooke Street West, Suite C-61
      Canadian                       Montreal, Quebec H3G 1J4 Canada

      Smith, Jr., Sherwood H.        Chairman Emeritus of the Board
      American                       CP&L
                                     One Hanover Square Building
                                     411 Fayetteville Street Mall
                                     Raleigh, N.C. 27601-1748 U.S.A.
      Wilson, Lynton R.              Chairman of the Board
      Canadian                       CAE Inc.
                                     483 Bay Street, Floor 7, North Tower
                                     Toronto, Ontario M5G 2E1 Canada

                                     Chairman of the Board of Nortel Networks
                                     Corporation
                                     and Nortel Networks Limited
OFFICERS

      Dunn, Frank A.                 President and Chief Executive Officer
      Canadian

      Beatty, Douglas C.             Chief Financial Officer
      Canadian

      DeRoma, Nicholas J.            Chief Legal Officer
      American

      Mumford, D. Gregory            Chief Technology Officer
      Canadian

      Debon, Pascal                  President, Wireless Network
      French

      Bolouri, Chahram               President, Global Operations
      Canadian

      McFadden, Brian W.             President, Optical Networks
      Canadian

      Donahee, Gary R.               President, Americas
      American

CUSIP NO. 04269Q100                                       Page 20 of 23 Pages


      Pusey, Stephen C.              President, Europe, Middle East and Africa
      U.K.

      Spradley, Susan                President, Wireline Networks
      American

      Tariq, Masood A.               President, Global Alliances
      Canadian/American

      Donovan, William J.            Senior Vice-President, Human Resources
      American

      Gollogly, Michael J.           Controller
      Canadian

      Donoghue, Adrian J.  *         General Auditor
      Canadian

      Stevenson, Katharine B.        Treasurer
      Canadian/American

      Noble, Deborah J.  *           Corporate Secretary
      Canadian

      Schilling, Steven L.           President, Enterprise Accounts
      American

      Mezon, Linda F.  *             Assistant Controller
      Canadian/American

      Doolittle, John M.  *          Vice-President, Tax
      Canadian

      Morrison, Blair F.  *          Assistant Secretary
      Canadian

      Pahapill, MaryAnne E.  *       Assistant Treasurer
      Canadian

      Collins, Malcolm K.            President, Enterprise Networks
      U.K.

      Hitchcock, Albert R.  *        Chief Information Officer
      U.K.

      Mao, Robert                    President and Chief Executive Officer,
      American                       Greater China

CUSIP NO. 04269Q100                                       Page 21 of 23 Pages


      Joannou, Dion                  President, CALA
      American

      Davies, Gordon  *              Assistant Secretary
      Canadian

      Giamatteo, John J.             President, Asia Pacific
      American


      * Non-executive board appointed officers

CUSIP NO. 04269Q100                                          Page 22 of 23 Pages


                 DIRECTORS, EXECUTIVE OFFICERS AND NON-EXECUTIVE
                           BOARD APPOINTED OFFICERS OF
                              NORTEL NETWORKS INC.

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and non-executive board appointed officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and non-executive board appointed officer is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.

                                                      PRESENT PRINCIPAL
NAME AND CITIZENSHIP                               OCCUPATION OR EMPLOYMENT

DIRECTORS

      Cross, Mary M.                 President, Nortel Networks Inc.
      American

      Stevenson, Katharine B.        Treasurer, Nortel Networks Corporation and
      Canadian/American              Nortel Networks Limited
                                     8200 Dixie Road, Suite 100
                                     Brampton, Ontario L6T 5P6 Canada
OFFICERS

      Cross, Mary M.                 President
      American

      Egan, Lynn C.  *               Assistant Secretary
      American

      Gigliotti, Thomas A.  *        Assistant Secretary
      American                       4001 E. Chapel Hill-Nelson Highway
                                     Research Triangle Park, N.C. 27709 U.S.A.

      Higginbotham, Ernest R.  *     Assistant Secretary
      American                       2221 Lakeside Blvd.
                                     Richardson, TX 75082-4399 U.S.A.

      Knudsen, Paul T.  *            Assistant Secretary
      Canadian                       5405 Windward Parkway
                                     Alpharetta, GA 30004 U.S.A.

      Krebs, Laurie                  Vice President, Tax
      American                       4001 E. Chapel Hill-Nelson Highway
                                     Research Triangle Park, N.C. 27709 U.S.A.

CUSIP NO. 04269Q100                                       Page 23 of 23 Pages


      LaSalle, William J.  *         Secretary
      American                       Nortel Networks Limited
                                     8200 Dixie Road, Suite 100
                                     Brampton, Ontario L6T 5P6 Canada

      Lester, Monica L.              Treasurer
      American

      Morfe, Claudio  *              Assistant Secretary
      American                       880 Technology Park
                                     Billerica, MA 01821 U.S.A.

      Noble, Deborah J.  *           Corporate Secretary
      Canadian                       Nortel Networks Corporation and
                                     Nortel Networks Limited
                                     Assistant Secretary, Nortel Networks Inc.
                                     8200 Dixie Road, Suite 100
                                     Brampton, Ontario L6T 5P6 Canada

      Stout, Allen                   Vice President, Finance
      American


      * Non-executive board appointed officers